Exhibit 99.1

October 2018 Investor Presentation Copyright Akari Therapeutics, Plc - 2018

Disclaimers

Certain statements in this presentation constitute contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin may not be as large as expected; risks associate with the departure of our former Chief Executive Officers and other executive officers; risks related to material weaknesses in our internal controls over financial reporting and risks relating to the ineffectiveness of our disclosure controls and procedures; risks associated with the putative shareholder class action and SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC on July 18, 2018. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The statements made in this presentation speak only as of the date stated herein, and subsequent events and developments may cause our expectations and beliefs to change. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this presentation to reflect subsequent information, events, results or circumstances or otherwise. While we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products.

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3 Akari Overview ● Creating drugs for acute and chronic orphan inflammatory diseases by modulating complement/C5 and leukotriene/LTB4 pathways ● Lead drug – Coversin has unique dual MOA in both C5 & LTB4 ● Diversified portfolio : four target orphan inflammatory diseases ‒ Bullous pemphigoid (BP) ‒ Atopic keratoconjunctivitis (AKC) ‒ Severe thrombotic microangiopathy (TMA) ‒ Paroxysmal nocturnal haemoglobinuria (PNH) ● Advancing clinical development ‒ One Phase I/II, two phase II, and one Phase III clinical trial ongoing ‒ AKC and BP initial readout in Q1 2019 ● Ongoing development program prioritization ‒ Potential to partner one or more active clinical programs ‒ Active C5/LTB4 pipeline development for additional indications

Coversin: Synchronous C5 and LTB4 Inhibition


Coversin Independently Binds Both C5 & LTB4
C5
LTB4
MAC
C5a
LTB4
Direct damage
Activation
Synthesis
Activation
Recruitment to local site & amplification
Cell lysis / damage
Granulocyte population at inflammatory site
LTB4
Granulocytes at distal sites
Direct damage - MAC
C5 & LTB4 granulocyte activation
PNH
TMA
AKC
BP

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5 Positive safety profile – Eleven patients on ongoing or completed treatment for between 2 and 32 months; cumulative total of over 13 patient years of treatment – No SAEs related to Coversin and no neutralizing antibodies Proven C5 binding across disease categories – Met PNH Phase II primary efficacy – reduction in LDH ≤ 1.8X ULN at day 28 – CH50 below limit of quantification (from day 1) in PNH and TMA patients – Resolution of a wide range of clinical markers in TMA patients Proven LTB4 binding in wide range of models – Inhibits LTB4 induced human neutrophil migration Patients successfully self administering by daily subcutaneous injection Growing Clinical Data Set Supports Coversin Development for Range of Inflammatory Conditions x x x x

6 Focused on Orphan Inflammatory Indications with High Unmet Need • Four lead programs : Pemphigoids ( incl BP), Surface of the eye ( incl AKC), TMAs, and PNH all with peak sale potentials of $500m+ • Most disease target conditions have no approved treatment • Smaller diseases such as HSCT – TMA provide potential gateway into other TMAs Source: CSM Consulting, LEK Bullous pemphigoid Pemphigus vulgaris PNH aHUS TMA in transplants Other TMA Vasculitis AKC Front of Eye 0 20,000 40,000 60,000 80,000 0 2 4 6 8 10 12 Clinical Impact of Coversin Target Patient Population USA & EU5 (thousands)

Portfolio Builds on Coversin PNH Clinical Results Focus on Maximizing Return on Capital


Phase I
Phase II
Phase III
PNH1
TMA-HSCT2
Named Patients
TMA-aHUS3
BP4*
AKC5*

- Initial PNH Phase II and recent TMA patient data provided clinical, safety and dosing validation for Coversin
- $20m equity facility from Aspire focused on extending Akari's financial runway through completion of ongoing Phase II trials in TMA, BP, and AKC
- Exploring external partnering program in parallel to internal funding

1. PNH: Paroxysmal nocturnal hemoglobinuria; 2. TMA: Thrombotic Microangiopathy; HSCT Hematopoietic stem cell transplant
*3 aHUS: Atypical hemolytic-uremic syndrome; 4. BP: Bullous Pemphigoid; 5. AKC: Atopic keratoconjunctivitis; * Dual action MOA: C5 & LTB4*

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8 Clinical Data

9 Patients Being Treated With Coversin Across Four Primary/Lead Indications Trial Enrollment Completed PNH naïve (chronic) Phase II and long - term safety safety 4 and 32 Months PNH Resistant (chronic) Phase II 11 - 21 Months 2 patients Ongoing 6 patients Ongoing 18 Months 1 patient Complete TMA (HSCT) Named Patients 2 Months 2 patients Complete Enrollment Ongoing (target patient numbers and trial duration) 3 Months Bullous Pemphigoid Phase II 9+9 patients Recruiting 2 Months AKC Phase II 11 patients Recruiting 6 Months TMA - aHUS Phase II 5 patients Recruiting 9 Months PNH Phase III (Naive only) 30 patients Recruiting

10 C5 Inhibition Demonstrated in PNH patients treated with Coversin 0 1 2 3 4 5 0 10 20 30 40 50 60 70 80 90 Days Weeks LDH (IU/ml) 0 1 2 3 4 5 100 0 25 50 75 PNH COBALT Phase II Resistant PNH Patients Median and range LDH x ULN Original maintenance dosing: 30 mg daily (N=5, N=4 after day 43*) Revised maintenance dosing: 45 mg daily (N=3) 1.8 x ULN 1.5 x ULN Patient 1 1.5 x ULN • Naïve patients treated for 90 days • All completing patients entered long term safety study • No drug related SAE • Two patients with C5 polymorphisms resulting in treatment resistance to Eculizumab • First patient treated for 32 months (graph above) • Second patient treated for 4 months – LDH 1.4X ULN at day 90 Note : LDH x ULN Day 28 : 1.4, 2.2, 2.3, 1.3, 1.4, 2.7, 1.6, 1.3 :Day 60 : 1.5, 2.1, 1.8, 2.2, 1.5, 1.4, 1.3 Day 90 : 1.6, 2.4, 2.0, 2.5, 1.9, 1.5, 1.2 - *Patient withdrawn with suspected co - morbidity unrelated to treatment

11 Phase II PNH Clinical Endpoint 67% Decline in Transfusion Dependence • 6 patients transfused in 6 months prior to entering Phase II • 3 became transfusion independent during Phase II • 4 transfusion independent during long - term safety study RECEIVING COVERSIN 0 10 20 30 40 50 60 70 80 90 100 6 months prior to Phase 2 3 months during Phase 2 6 months after Phase 2 in long-term safety study Percenatge transfusion dependent Percentage Phase II patients transfusion dependent (n = 6) at entry who remain transfusion dependent

12 0 50 100 150 200 250 300 350 400 Pre 3 h 6 h 12 h 24 h Day 3 Day 7 Day 14 Day 21 Day 28 Week 8 CH50 Elisa (U Eq /mL) 0 100 200 300 400 500 600 700 800 Pre Day 14 Day 21 Day 28 sC5b - 9 levels ( Hng /mL) ULN ULN Complete and rapid C5 inhibition as seen in PNH patients Pediatric dosing regime effective Pediatric TMA: Post - Bone Marrow Transplant Complement Inhibition demonstrated with Coversin Days CH50 Post - Coversin Days sC5b - 9 Post - Coversin Patient 1 Patient 2 Patient 1 Patient 2 Note : data up to day 28 for Patient 2

13 Coversin Activity Demonstrated in HSCT – TMA Across a Range of Outcome Measures (2 Patients) TMA Marker Patient Baseline Day 7 Day 14 Day 28 Day 60 Hemolytic anaemia 1 Yes Resolved 2 No Red blood cell fragments 1 Yes Resolved 2 Yes Resolved Thrombocytopenia 1 Yes Resolved 2 Yes Resolved Increased LDH 1 Yes Resolved 2 Yes Resolved Proteinuria and/or increased creatinine 1 Yes Resolved 2 Yes N/A Hypertension 1 Yes Resolved 2 Yes Resolved Neurology 1 Yes Resolved 2 No GI bleed 1 No 2 Yes Resolved Patient 1 : treated at GOSH made a complete recovery and Coversin was discontinued after seven weeks. Patient 2 : despite resolution of the TMA markers, patient died at day 63 of lung damage considered unrelated to treatment with Coversin. Note - d ata for patient 2 is up to day 28

14 Clinical Programs

15 Clinical Programs focused on C5 & C5/LTB4 Targets And Both SQ and Topical Delivery BP AKC PNH TMAs C5 Only C5 & LTB4 Subcutaneous Delivery Topical AKC: Atopic keratoconjunctivitis; BP: Bullous Pemphigoid; TMA: Thrombotic Microangiopathy; PNH: Paroxysmal nocturnal hemoglobinuria

16 Thrombotic Microangiopathies (TMA) Several Diseases With Unmet Need • Thrombotic Microangiopathies ‒ Range of orphan disease, in most cases no approved therapy ‒ Numerous conditions considered complement driven with LTB4 implicated in several • Atypical hemolytic - uremic syndrome ( aHUS ) ‒ Ongoing Phase II program in naïve patients • Hematopoietic stem cell transplant (HSCT TMA) ‒ Named patient program; 2 patients to date ‒ Gateway condition • Other TMAs ‒ Preclinical data in anti - phospholipid syndrome ‒ Potential for treatment with Coversin 0 200 400 600 800 1,000 1,200 1,400 1,600 Normal human serum aHUS patient (aHUS) Eculizumab 100µg/mL (aHUS) + Coversin 5µg/mL (aHUS) + Coversin 10µg/mL (aHUS) + Coversin 20µg/mL C5b - 9 formed (pixel 2 ) Effect of C5 inhibitors on aHUS serum - activated C5b - 9 deposition on ADP - activated HMEC - 1 Anti Phospholipid Syndrome model tgG - APS/PBS vs lgG - NHS/PBS: p <0.001 lgG - APS/PBS vs lgG - APS/ coversln : p <0.001 0 500 1,000 1,500 2,000 2,500 3,000 lgG-APS + PBS lgG-APS + Coversin lgG-NHS + PBS lgG-NHS + Coversin aHUS – ex vivo endothelial cell surface model Antiphospholipid model - area of induced thrombi

Thrombotic Microangiopathy (TMA) After Transplant: Significant Unmet Need

- Orphan condition in which there is evidence that both terminal complement activation and possibly LTB4 have a role in driving disease
- Complications following bone marrow transplantation (BMT) in up to 30% of patients
- In severe cases, mortality in excess of 80%
- Use of eculizumab in TMA, post bone marrow transplant appears to offer better outcomes compared to SoC
- Coversin used on a named patient basis for Pediatric HSCT-TMA

TMA offers opportunity to expand into related conditions

HSCT-TMA aHUS → TMA+SLE | Anti-phospholipid syndrome | Vasculitis

Rosenthal(2016) *Journal of Blood Medicine 7:* 181-186

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18 Bullous Pemphigoid (BP) • Orphan condition in which there is evidence that both terminal complement activation (C5) and LTB4 have a role in driving disease • TPP – moderate to severe patients, newly presenting or relapsing • Other biologicals with different MOA are also in Phase II development for BP (e.g. – Taltz ® (anti - IL17a) and Bertillumab ® (anti - eotaxin )) • Focus of biologicals is steroid sparing and rapid reduction symptoms • Elevated C5/LTB4 in ex - vivo study of BP patients Bullous Pemphigoid Pemphigus Vulgaris SJS Epidermolysis Bullosa Acquisita BP offers opportunity to expand into related conditions

Bullous Pemphigoid Phase II Trial Design in Patients with Mild-to-Moderate Disease

- **Trial approved Netherlands (2 sites) and expected soon in Germany (6 sites)**
- **Amendment planned to increase trial size with 9 additional moderate-severe patients**

Study design
- Phase II Open label single arm (n = 9); 42 days treatment
- Test role of C5 & LTB4 dual inhibition in improving BP outcomes
- Active; newly diagnosed or recurrent, mild to moderate treated with topical mometasone

Treatment
- Coversin
- Day 1: 60 mg and 30 mg 12 hours later, Day 2-42: 30 mg od

Primary endpoint	Secondary endpoints
Safety	Efficacy evaluated by BPDAI (BP disease activity index) and QoL at day 42

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20 Atopic Keratoconjunctivitis (AKC) AKC VKC PKC SAC SJS MMP AKC offers opportunity to expand into related conditions • Severe eye surface inflammation causing infiltration of immune cells (neutrophils & T cells) – a major cause of blindness • Topical drugs, such as steroids or cyclosporin, often not effective or cannot be given chronically • Progresses to affect cornea; may lead to vision loss • Both complement and LTB4 known to be involved • Preclinical model demonstrated greater inflammatory reduction than typically achieved by cyclosporin

21 Planned AKC Phase I/II Proof - of - Principle Trial Design Study design • Phase I/II randomized, double blind, placebo - controlled, safety and dose finding study – 11 active 8 placebo Treatment • Coversin topical eye drops three times daily for 2 months – High (0.25%), medium (0.125%) and low (0.063%) doses • Placebo eye drops Primary endpoint • Safety, comfort Secondary endpoints • Clinical signs and symptoms • Reduction in inflammatory markers (MMP - 9) • Cytology

22 PNH Clinical Programs: Staged Phase III Commitment Focus on PNH Patient Convenience • Recruiting • 2 patients currently on treatment in Holland & USA • FDA post - Phase II review meeting completed Resistant Program Phase III CAPSTONE Phase III ASSET • Naïve patients, recruiting • 6 month treatment • Up to 30 patients • End points: transfusion independence & hemoglobin • Treated patients, planned • Preceded by an initial proof of principle study • End point: transfusion & hemoglobin Development program allows ongoing data readouts and staged allocation of resources Phase II COBALT Focus on patient convenience : SQ, highly soluble, stable at room temp, New formulation in development for Auto injector pen with 1 week dosing

23 N = 5 mice in each treatment group Start drug treatment Expanding Pipeline Focused on Indications Where C5 and LTB4 Both Involved Zileuton PAS - Coversin PAS - LTB4 - Coversin Cell recruitment to Lung Induced by LPS Dual action Coversin more effective than C5 - only Coversin (or Zileuton®) alone Mouse model by Pneumolabs , Dual action C5 + LTB4 (PAS - Coversin ) more effective than inhibition of LTB4 only (PAS - LTB4 - Coversin) Work performed in group of Prof Andrew Luster , Mass Gen Hospital, Boston, USA Rheumatoid Arthritis Therapeutic model Vehicle

24 Akari Summary ● Unique mode of action - inhibiting both C5 and LTB4 ● Diversified pipeline : ‒ AKC and BP - initial readouts Q1 2019 ‒ TMAs - ongoing readouts in aHUS and TMA post HSCT – H1 2019 ‒ PNH - staged readouts in 2019 ‒ Preclinical - ongoing programs in lung, RA, trauma ● $20 million financing facility with Aspire Capital ● $15 million in cash at June 30, 2018

October 2018 Investor Presentation Copyright Akari Therapeutics, Plc - 2018